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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Marks One Year of E190 Operations in Japan With E190 Firm Order From JAL

Paris, France, 20 June 2017 – Embraer announced today, at the 52nd International Paris Air Show, that it has signed an agreement with Japan Airlines for a firm order of an additional E190 after Embraer marks one year of E190 operations in Japan. Japan Airlines’ subsidiary J-AIR made its first E190 revenue flight in May 2016. J-AIR currently operates seven E190s and 17 E170s – 24 E-Jets in total, with an additional eight E-Jets on backlog. The firm order has a value of USD 50.6 million, based on 2017 list prices, and will be included in Embraer’s 2017 second-quarter backlog.

“The E190s have added value to our fleet strategy by enhancing seat capacity and dual-class products on regional routes, stimulating demand and contributing to the revitalization of regional routes,” said Tetsuya Onuki, President of J-AIR Corporation. “In our twelfth month of operations, the E190 fleet has shown a remarkable service reliability of 99.85%, enabling J-AIR to deliver on our on-time promise to customers.”

“J-AIR’s combination of E170s and E190s in its fleet has enabled the airline to sustainably develop new routes and offer better customer convenience and comfort to their customers” said Arjan Meijer, Chief Commercial Officer, Embraer Commercial Aviation. “We are proud to see how the E-Jets add value to JAL’s fleet strategy and we will continue to work hard to exceed their expectations.”

J-AIR’s E190 fleet is based at the airline’s Osaka (Itami) base and features a dual-class arrangement with 95 seats, including the well-received Class J (business class) seats, and Free Video Program services for Wi-Fi devices. J-Air’s E190s currently fly to seven routes in Japan now including service to Niigata from Osaka (Itami) and Sapporo which started from June 8 and network growth will continue to include cities like Tokyo (Haneda).

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer